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VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:   Nasreen Mohammed

Joel Parker

Brian Fetterolf

Erin Jaskot

Re:   StubHub Holdings, Inc.

Response to Letter dated September 12, 2024

Amendment No. 11 to Draft Registration Statement on Form S-1

Confidentially Submitted August 22, 2024

CIK No. 0001337634

Ladies and Gentlemen:

On behalf of our client, StubHub Holdings, Inc. (the “Company”), we are submitting this letter in response to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter, dated September 12, 2024 (the “Comment Letter”), regarding the Company’s Amendment No. 11 to Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on August 22, 2024 (the “Draft Registration Statement”).

The Company is concurrently confidentially submitting to the Staff Amendment No. 12 to the Draft Registration Statement (“Amendment No. 12”), which has been revised to reflect certain revisions to the Draft Registration Statement in response to the Comment Letter as well as certain other changes.

For ease of review, we have set forth below each of the numbered comments of the Staff contained in the Comment Letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in

February 20, 2025

Amendment No. 12 and all references to page numbers in such responses are to page numbers in Amendment No. 12.

Amendment No. 11 to Draft Registration Statement on Form S-1 submitted August 22, 2024

Non-GAAP Financial Measures, page 94

1.

In your non-GAAP charts on page 97 and 98, please revise to provide the most directly comparable GAAP measure with equal or greater prominence to your non-GAAP measures, including adjustable EBITDA margin. Refer to Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 96, 97 and 100 of Amendment No. 12.

Letter from Eric H. Baker, our Founder and CEO, page 117

2.

We note your disclosure that “[w]e believe StubHub is perfectly positioned to become the global destination for consumers to access all live event tickets, including those being sold directly by teams, artists and other content rights holders,” as well as your disclosure that “we believe StubHub will become the destination fans will turn to for access to every ticket, every event and every option on demand.” Please revise to disclose the basis for such statements. Please revise your disclosure in this section to provide context for these statements by disclosing StubHub’s current involvement and position in the direct issuance business, the fact that StubHub did not enter into direct issuance partnerships until 2023, and the concentration and size of StubHub’s competitors in this business. Please include similar disclosure where you discuss your plans to disrupt the traditional original issuance ticketing market. The disclosure should provide enough information to investors so that they can gauge the likelihood of, and any obstacles to, your ability to become the global destination for both direct issuance and secondary ticketing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 12, 79, 115, 123, 125 and 131 of Amendment No. 12.

* * *

February 20, 2025

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1311 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael Benjamin
Michael Benjamin of LATHAM & WATKINS LLP

cc:	Eric H. Baker, StubHub Holdings, Inc.
Mark Streams, StubHub Holdings, Inc.
Connie James, StubHub Holdings, Inc.
Tad J. Freese, Latham & Watkins LLP
Alison A. Haggerty, Latham & Watkins LLP
Dave Peinsipp, Cooley LLP
Kristin VanderPas, Cooley LLP
Denny Won, Cooley LLP